September 27, 2010

Ms. Cicely LaMothe
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-7010

Re:          Form 10-K for the fiscal year ended December 31, 2009
File No. 001-14761

Dear Ms. LaMothe:

Thank you for your comment letter dated September 14, 2010 regarding GAMCO Investors, Inc.’s (“GBL” or “our”) Form 10-K for the fiscal year ended December 31, 2009.

For your convenience, we have repeated your comment and provided our response below:

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2009

Comment:	1.
Operating results for the year ended December 31, 2009 as compared to the year ended December 31, 2008, page 43.  You indicate that revenues are directly influenced by the level and mix of assets under management, yet in the discussion of operating results for 2009 we note that despite the significant increase in your assets under management, revenues have continued to decline in fiscal year 2009.  In future filings, please expand your discussion of operating results to further characterize the nature of the changes in your business and the business environment, and their corresponding effects on your operational results.  Reference is made to Regulation S-K item 303(a)(3).

Response:
Our investment advisory and incentive revenues are directly influenced by the level and mix of our average assets under management.  In the context of 2009 versus 2008, the change in level of average assets had a substantial impact on the revenues of the company while the mix of assets was largely unchanged.  Because of the substantial equity market fluctuations in 2008 and 2009, average assets were considerably higher in 2008 than in 2009 despite the fact that ending assets were substantially higher at the end of 2009 versus the end of 2008.  Assets under management and revenues for the relevant period are as follows (dollars in millions):

	Ending AUM	2009 Average AUM	2008 Average AUM	2009 Investment and Advisory Fee Revenue	2008 Investment and Advisory Fee Revenue
1/1/08	$30,573
3/31/08	28,266
6/30/08	27,881
9/30/08	25,174
12/31/08	20,201		$26,372		$204.3
3/31/09	18,495
6/30/09	21,366
9/30/09	24,476
12/31/09	26,346	$22,094		$178.7

We first highlighted our increase in ending assets under management in the initial paragraph of this section on page 43 because we felt that the information was meaningful to financial statement users.  However, in the second paragraph, we expanded upon the discussion pointing to lower average assets under management as the driver behind the decrease in revenues, partially offset by incentive fees in 2009.  Also in the press release disclosing the year-end financial results for 2009, which was attached as an exhibit to our Form 8-K filed on February 9, 2010, we stated the following:

“Investment advisory fees for the year ended December 31, 2009 were $178.7 million, a decline of 12.5% from $204.3 million in the 2008 period.  While AUM levels are substantially higher at year-end 2009 than 2008, average AUM was higher in 2008 due to the substantial market declines in late 2008 and early 2009.”

In future 10K filings, we will draw a clearer distinction between the level of ending assets under management and average assets under management in explaining revenue fluctuations, particularly where it might be counterintuitive, as we have done in the above referenced 8-K.

We hereby acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings:

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;
and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact me at (914) 921-5147.

                                                    Sincerely,

                                                    /s/ Jeffrey M. Farber
                                                    Jeffrey M. Farber
                                                    Chief Financial Officer